Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28075	Rachael M. Zufall Associate General Counsel Asset Management Law (704) 988-4446 (tele) (704) 988-1615 (fax) rzufall@tiaa-cref.org

September 11, 2009

John Ganley, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 31 to Registration Statement on Form N-1A (File Nos. 333-76651 and 811-09301)

Dear Mr. Ganley:

          On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 31 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 30, which was filed with the Securities and Exchange Commission (“SEC”) on June 25, 2009 (the “initial filing”).

          Some of the changes made in the Amendment were in response to your comments on the Lifecycle Index Funds’ prospectuses included in the initial filing, as relayed to me by telephone on August 17, 2009. Set forth below are responses to the staff’s comments on the initial filing.

          1.          Consider adding disclosure in the “Overview of the Lifecycle Index Funds” section of the prospectuses in response to the Investment Company Institute’s “Principles to Enhance Understanding of Target Date Funds,” especially the principles related to disclosing the relevance of the Funds’ target date and the Funds’ assumptions about the investor’s intentions at or after retirement.

          We have not added any disclosure deriving from the ICI’s Principles. We believe that we already include language noting that the date of each Lifecycle Index Fund relates to an investor’s targeted retirement year. Additionally, we believe that while the Funds are meant for accumulating assets for retirement, there is no one set assumption on how investors will use their investment in the Funds at or after the time of retirement.

John Ganley, Esq.
Securities and Exchange Commission
September 11, 2009

          We continue to follow industry and regulatory efforts concerning target date funds and their disclosure and will revise our disclosure in the future to the extent necessary or desirable to reflect these future developments.

          2.          Consider adding a dot on the chart illustrating the Funds’ investment glidepath showing each Fund’s current location on the glidepath.

          We have added disclosure showing each Fund’s current position on the investment glidepath.

          3.          Please move the chart and disclosure in the section “Summary Information About the Underlying Funds” into the “Principal Investment Strategies” section for each Fund. Also revise the chart to add more disclosure on the types of securities in which the Underlying Funds invest.

          We have made this change.

          4.          Consider deleting the third from last paragraph in each Fund’s “Principal Investment Strategies” section regarding the Fund’s composite benchmark index.

          We have decided to keep this paragraph in each Fund’s description.

* * * * *

          The disclosure in the Amendment is the responsibility of the Registrant. The Registrant acknowledges that the action of the SEC or its staff acting pursuant to delegated authority in declaring the Amendment effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein. The Registrant also represents to the SEC that should the SEC or its staff declare the Amendment effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

          If you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall
Rachael Zufall